Filed by The Procter & Gamble Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-6(j) of the Securities and Exchange Act of 1934

                                           Subject Company: The Gillette Company
                                                  Commission File No.: 001-00922
                                                    Registration No.: 333-123309




                                                                          P&G
CORPORATE NEWS                                                            INSIDE


PROXY FOR JULY SHAREHOLDER MEETING
BEING MAILED TODAY
03 June 2005

As we announced on 26 May [link to 26 May announcement], P&G and Gillette will hold shareholder meetings on July 12 to approve the proposed merger of the two companies.

Beginning today, we are mailing the proxy announcing the meeting to all P&G shareholders. The proxy also provides significant details about the deal so that shareholders understand the importance of this acquisition.

Since the vast majority of employees are shareholders, we want to alert you to the proxy's impending arrival - and remind you vote to your shares. Employees with email access will receive the proxy notification via email. Others will receive a hard copy.

To obtain shareholder approval, the vote requires a majority of outstanding shares. This means that if you don't vote your shares, they will be counted as votes against the merger. Please make use of your shareholder right to vote!

You can vote via the internet, telephone, postal mail or in person. The proxy provides instructions for each option. If you have questions or don't receive your proxy by July 1, please contact Shareholder Services:

     o  Within the US and Canada:  (800) 742-6253
     o  Outside North America:  513-983-3034

This merger will create a strong combined company that will deliver important benefits to its shareholders, customers and consumers. Please vote -- the deal cannot be completed without your approval.



ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------

In connection with the proposed merger, The Procter & Gamble Company ("P&G") has filed a registration statement on Form S-4 on May 26, 2005 with the Securities and Exchange Commission (Registration No. 333-123309), containing a definitive joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by P&G and The Gillette Company ("Gillette") with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to P&G Investor Relations at 513-983-2415. Free copies of Gillette's filings may be obtained by directing a request to Gillette Investor Relations at 617-421-8172.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.


Participants in the Solicitation
--------------------------------

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on March 30, 2005.


FORWARD-LOOKING STATEMENTS
--------------------------

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) the ability to successfully execute, manage and integrate key acquisitions and mergers, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to merge with The Gillette Company, including obtaining' the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage the pattern of sales, including the variation in sales volume within periods; (10) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products;
(11) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (12) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (13) the ability to stay close to consumers in an era of increased media fragmentation; and (14) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.